ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
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SUPPL

06013869

May 19, 2006

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 24 2006
WASH. D.C.
152

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press releases which has been published by the Company since our last submission of May 12, 2006.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

US_EAST:6098673.25

Open for new horizons.

Vienna International Airport

Flughafen Wien AG
First Quarter of 2006: Excellent growth in turnover and operating earnings

Flughafen Wien AG repeated its sound performance with excellent results for the first quarter of 2006. Passenger growth clearly exceeded forecasts with a plus of 8.4%. Turnover rose to EUR 106.7 million (+ 16.2%), EBITDA to EUR 38.6 million (+14.7%) and EBIT to EUR 24.1 million (+ 11.3%). Net income rose by 1.6% to EUR 1.7 million. This was due to an increase in interest expense, which was triggered by the high level of investment.

Traffic
Vienna International Airport recorded excellent traffic development for the first three months of 2006. The number of passengers rose 8.4% to 3,375,744, maximum take-off weight (MTOW) 5.2% and flight movements 3.8%. Cargo volume soared 25.4% primarily due to the increased frequency of "cargo only" flights, with the Far East providing major support for this growth.

Scheduled traffic also showed good development with a plus of 17.6% in passengers travelling to destinations in the Near East, 26.0% to the Far East and 11.5% to Eastern Europe. The Austrian Airlines Group generated the largest share of this increase in traffic, while the low-cost carriers handled 6.8% more passengers.

Turnover
Turnover recorded by the Flughafen Wien Group rose 16.2% to EUR 106.7 million for the first quarter of 2006, which was supported by growth in all three segments. The Airport Segment recorded a plus of 10.0% in external turnover to EUR 44.7 million as a result of higher traffic and changes in tariffs. A number of tariff reductions were implemented on 1 January 2006 to safeguard the competitive position of Vienna International Airport: -2.8% in landing and parking tariffs, -1.0% in the infrastructure tariff and 1.87% in the infrastructure tariff for fuelling. The passenger tariff was increased by EUR 1.12 to EUR 14.62, in part to finance environmental protection measures required by the mediation contract.

External turnover recorded by the Handling Segment rose 14.0% to EUR 36.0 million. This development was supported by a plus of 2.5% in handling services, but above all by increases of 25.4% in cargo and 31.8% in individual services. The average market share declined 1.1 percentage points to 89.8%. Turnover recorded by the Non-Aviation Segment rose by a strong 32.4% to EUR 25.9 million, largely as the result of higher income from security controls – which were extended to also cover persons working in security zones – as well as parking and rentals.

Expenses

The cost of materials and services increased 8.9% to EUR 10.9 million, chiefly due to higher expenditures for energy. Personnel expenses rose 8.6% to EUR 46.8 million following wage and salary raises that were mandated by collective bargaining agreements as well as growth of 9.7% in the number of employees to a total of 3,640. This increase in the workforce was triggered by the expansion of security services provided by VIAS, a subsidiary of Flughafen Wien AG., and the positive development of traffic, which had a particularly strong impact on the number of employees in the Handling Segment.

Depreciation increased 21.0% to EUR 14.5 million due to the completion of several objects. Other operating expenses rose 31.0% to EUR 13.4 million as a result of higher rental expenses (+ EUR 1.7 mill.), maintenance (+ EUR 1.1 mill.) and marketing costs (+ EUR 1.3 mill.). Legal, audit and consulting fees declined during the reporting period (- EUR 0.9 mill.).

Earnings

Earnings before interest, taxes, depreciation and amortisation (EBITDA) improved 14.7% to EUR 38.6 million and income before interest and taxes (EBIT) increased 11.3% to EUR 24.1 million. The EBIT margin declined 0.4 percentage points to 21.9%, while the EBITDA margin rose 0.5 percentage points to 35.2%.

The use of debt as partial financing for the extensive investments at the airport turned financial results from a plus of EUR 0.4 million in the comparable prior year period to a minus of EUR 1.5 million for the first quarter of 2006. Profit before tax (EBT) increased 2.5% to EUR 22.6 million, and is in part responsible for the 5.1% rise in taxes to EUR 5.5 million. Net profit for the period totalled EUR 17.0 million. The share of profit attributable to the parent company equalled EUR 17.1 million for the first three months of the reporting year, which represents a plus of 2.0% over 2005.

Corporate Spending

The largest investments made during the first three months of 2006 included the new VIE Skylink Terminal (EUR 8.3 mill.), Phase 2 of the Office Park (EUR 2.5 mill.), the expansion of the railway station (EUR 2.0 mill.), the addition to car park 7 (EUR 2.0 mill.), the northeast infrastructure building (EUR 1.9 mill.) and the baggage sorting equipment (EUR 1.1 mill.).

Outlook

The positive development of traffic continued during April 2006. The number of passengers rose 12.8% and flight movements increased 1.4%. Maximum take-off weight showed a plus of 5.5%, and cargo volume was 27.6% higher.

The most important project for the coming years – the expansion of the Skylink Terminal – is proceeding quickly, and the pace of construction to date indicates that the facility will be completed on schedule and within budget at the end of 2008. The second phase of expansion is underway in the Office Park, and excavation work was concluded during the first quarter of 2006. Completion is scheduled for 2007, and the building is fully rented to the Austrian Airlines Group.

Open for new horizons.

Vienna International Airport

Interim Financial Statements of Flughafen Wien AG for the First Quarter of 2006 according to IFRS

Consolidated Income Statement in T€	1–3/2006	1–3/2005	Change in %
Turnover	**106,653.0**	**91,791.1**	**16.2%**
Other operating income	3,043.5	5,206.3	- 41.5%
Operating income	**109,696.5**	**96,997.4**	**13.1%**
Cost of materials and services	- 10,912.6	- 10,023.3	8.9%
Personnel expenses	- 46,825.6	- 43,135.4	8.6%
Other operating expenses	- 13,400.7	- 10,232.8	31.0%
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**38,557.6**	**33,605.9**	**14.7%**
Amortisation of intangible assets and depreciation of fixed assets	14,490.3	11,973.6	21.0%
Income before interest and taxes (EBIT)	**24,067.3**	**21,632.3**	**11.3%**
Net financing costs	- 1,254.7	635.1	- 297.6%
Other income from financing activities	0.0	52.4	- 100.0%
Financial results, excl. associates at equity	- 1,254.7	687.5	- 282.5%
Income from associates at equity	- 253.8	- 303.6	- 16.4%
Financial results	**- 1,508.5**	**383.9**	**- 492.9%**
Profit before tax (EBT)	**22,558.8**	**22,016.2**	**2.5%**
Taxes on income	- 5,517.5	- 5,251.3	5.1%
Net profit for the period	**17,041.4**	**16,764.9**	**1.6%**
Thereof minority interest	- 17.6	46.7	- 137.7%
Thereof parent company	**17,059.0**	**16,718.2**	**2.0%**
Earnings per share (in €)	0.81	0.80	1.3%

Consolidated Balance Sheet in T€	31.3.2006	31.12.2005	Change in %
Non-current assets	1,149,011.6	1,080,472.0	6.3%
Current assets	85,079.2	108,952.2	- 21.9%
Assets	**1,234,090.8**	**1,189,424.2**	**3.8%**
Equity	707,941.2	665,768.5	6.3%
Non-current liabilities	165,831.0	128,967.8	28.6%
Current liabilities	360,318.5	394,687.9	- 8.7%
Equity and Liabilities	**1,234,090.8**	**1,189,424.2**	**3.8%**

Consolidated Cash Flow Statement in T€	1–3/2006	1–3/2005	Change in %
Net cash flow			
from operating activities	18,600.8	- 12,806.9	n.a.
from investing activities	- 84,780.1	- 45,695.6	85.5%
from financing activities	56,299.6	0.0	n.a.
Cash changes to cash and cash equivalents	**- 9,879.7**	**- 58,502.5**	**- 83.1%**
Change in revaluation reserve for securities	651.0	114.2	470.3%
Effect of exchange rate fluctuations on cash held	- 91.1	9.0	- 1,107.0%
Cash and cash equivalents at the beginning of the period	58,231.5	108,008.8	- 46.1%
Cash and cash equivalents at the end of the period	**48,911.8**	**49,629.5**	**- 1.4%**

Open for new horizons.

Vienna International Airport

Segments in T€	1–3/2006	1–3/2005	Change in %
Airport			
External Segment turnover	44,671.4	40,603.7	10.0%
Segment results	14,055.4	16,397.1	- 14.3%
Handling			
External Segment turnover	36,042.0	31,605.2	14.0%
Segment results	6,042.0	4,095.6	47.5%
Non-Aviation			
External Segment turnover	25,876.9	19,549.6	32.4%
Segment results	9,195.8	6,792.9	35.4%

Financial Indicators

(amounts in T€, excluding employees)	1–3/2006	Change in %	1–3/2005
Total turnover	106,653.0	+ 16.2	91,791.1
EBIT	24,067.3	+ 11.3	21,632.3
EBITDA	38,557.6	+ 14.7	33,605.9
EBIT margin in %	21.9	- 1.6	22.3
EBITDA margin in %	35.2	+ 1.4	34.7
Net profit after minority interests	17,059.0	+ 2.0	16,718.2
Cash flow from operating activities	18,600.8	n.a.	- 12,806.9
Equity	707,941.2	+ 9.3	647,833.7
Capital expenditure	24,941.0	- 44.5	44,959.2
Employees at the end of the period	3,640	+ 9.7	3,318

Industry Indicators

	1–3/2006	Change in %	1–3/2005
MTOW (in tonnes)	1,512,582	+ 5.2	1,438,181
Passengers	3,375,744	+ 8.4	3,113,381
Transfer passengers	1,169,276	+ 12.8	1,036,612
Flight movements	54,207	+ 3.8	52,237
Cargo (air cargo and trucking; in tonnes)	62,599	+ 25.4	49,922
Seat occupancy (in %)	62.2	+ 5.1	59.2

For additional information contact: Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz(+43-1-) 7007-22399